STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

EXHIBIT 12.1

PerkinElmer, Inc

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	January 1, 2006	January 2, 2005	December 29, 2003	December 29, 2002	December 30, 2001
	(In thousands; except for ratio)
Fixed charges
Interest expense and amortization of debt premiums and discounts on all indebtedness	$40,531	$36,203	$52,284	$31,863	$40,624
Interest on rental expense	6,120	6,920	7,220	7,100	3,976

Total Fixed Charges	46,651	43,123	59,504	38,963	44,600

Earnings
Income (loss) from continuing operations before income taxes	66,660	99,344	73,442	(18,788)	37,157

Earnings Available to cover fixed charges	$113,311	$142,467	$132,946	$20,175	$81,757

Ratio of earnings to fixed charges	2.4	3.3	2.2	—	1.8

Deficiency in earnings required to cover fixed charges	$—	$—	$—	$18,788	$—